MESSINA MINERALS

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RE

3, 2007

Messina Minerals ("MMI") Agrees to Acquire Victoria River Property from Altius Resources Inc.

Messina Minerals Inc. has agreed to acquire the Victoria River zinc-copper massive sulphide property located in central Newfoundland, Canada from Altius Resources Inc. ("Altius") of St. John's, Newfoundland. Altius' Victoria River Property is comprised of two licences encompassing 59 claims totaling 1,475 hectares in area and is adjacent to Messina's wholly owned Victoria Mine Property comprised of 900 hectares acquired by staking.

The Victoria River Property is located 35 km northeast of Messina's Tulks South Property in central Newfoundland which hosts the Boomerang zinc-lead-copper-silver-gold deposit currently the subject of an NI43-101 compliant resource estimation by Snowden Mining Industry Consultants Inc. The Victoria River Property is located 1 kilometer east of the Bobby's Pond zinc-copper massive sulphide deposit with a NI43-101 compliant mineral resource estimate hosting an indicated resource of 840,000 tonnes grading 6.30% Zn, 0.93% Cu, 0.53 Pb%, 20 g/t Ag and minor 0.25 g/t Au; and an inferred resource of 480,000 tonnes of 6.36% Zn, 1.07% Cu, 0.38 Pb%, 15 g/t Ag and 0.18 g/t Au (Scott Wilson RPA, January 2007 for Mountain Lake Resources Inc.). The Victoria River Property is also located 18 kilometers southeast of and has similar geologic characteristics to the world class Buchans deposits where ASARCO and Abitibi Price mined a total of 16.2 million tonnes grading 14.5% zinc, 7.6% lead, 1.3% copper, 126 g/t silver and 1.4 g/t gold.

The Victoria River Property hosts a mineralized debris flow unit which contains base metal enriched massive sulphide clasts which assay 20.1% zinc, 12.1% lead, 0.6% copper, 67 g/t silver and 0.3 g/t gold. Debris flow units of this type are a favourable indication of nearby massive sulphide deposits including several of the Buchans orebodies. Altius has spent a total of approximately $550,000 on the property to date. Including Messina's wholly owned claims, the property covers a 10 kilometer strike length between Bobby's Pond and the Victoria River debris flow outcrop. Several gravity and electromagnetic geophysical

anomalies, and soil geochemical anomalies, remain untested in the vicinity of Bobby's Pond and in the vicinity of the mineralized debris flow. Messina plans an initial drill test of several of these anomalies following data compilation and ground prospecting and mapping.

To acquire the Victoria River Property, Messina must issue 250,000 common shares to Altius. A 3% net smelter return royalty is payable to Altius or pre-existing rights holders; 1.25% of the 3% can be purchased by Messina at any time by paying a total of $1.25 million. The acquisition agreement is subject to regulatory approval.

About Messina

Messina is drilling zinc-lead-copper-silver-gold enriched massive sulphides adjacent to the Boomerang massive sulphide mineral resource, within the Company's Tulks South Property located in central Newfoundland, Canada. The Tulks South Property represents a portion of the now 342 square kilometer area of Messina's central Newfoundland mineral land holdings. The region is historically known as prospective for zinc-rich massive sulphide deposits and home to the formerly producing world-class base metal deposits at Buchans and currently home to a producing zinc-copper mine at Duck Pond.

Kerry Sparkes, P.Geo., Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

June 11, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on June 11, 2007 through the facilities of Marketwire via Canadian Timely Disclosure network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 11th day of June, 2007

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

June 12, 2007

Messina Minerals ("MMI") Infill Intersects Boomerang: 4.25 meters of 9.1% Zinc, 8.2% Lead, 0.8% Copper, 265 g/t Silver, 6.1 g/t Gold

Messina Minerals Inc. has completed eight new infill holes at the Boomerang zinc-lead-copper-gold-silver massive sulphide deposit that continue to indicate excellent continuity of thickness and base metal enrichment. This phase of drilling at Boomerang is complete. Assays and geotechnical data has been submitted to Snowden Mining Industry Consultants Inc. ("Snowden") for inclusion in a mineral resource estimate anticipated to be available later in June 2007.

Results from the eight holes meet or exceed expectations for the sub-areas targeted within Boomerang. GA07-239 and GA07-245 intersected extended intervals of base metal enriched massive sulphides with subzones of high precious metals (6.1 g/t gold, 265 g/t silver over 4.25 meters, and 6.3 g/t gold with 201 g/t silver over 6.0 meters respectively) indicating continuity of precious metal enrichment of this subzone of Boomerang.

One hole of note, GA07-248, intersected 18.33 meters of base metal enriched massive sulphides on section 2975E. This hole extends the thicker portion of Boomerang west 25 meters and connects with two holes on section 2950E, GA05-90 and GA05-94, which reported thinner zones (6.35 meters and 5.72 meters respectively) of lower grade mineralization (NR December 20, 2005).

Assay results for the eight Boomerang holes are tabulated below.

Hole ID	Section	Elevation (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA07-239	3175E	1135	297.44	313.05	15.61	12.5	0.3	2.5	3.2	84	2.1
including			306.80	311.05	4.25	3.4	0.8	8.2	9.5	265	6.1
GA07-241	3340E	1215	233.31	238.31	5.00	4.0	0.7	3.7	10.2	82	0.5
GA07-242	3070E	1100	310.80	315.61	4.81	3.9	0.07	1.1	2.3	22	0.3
GA07-243	3340E	1235	222.84	224.34	1.50	1.2	0.7	4.3	6.4	243	1.4
GA07-245	3170E	1145	282.83	308.94	26.11	20.9	0.5	3.0	8.0	116	2.5
including			291.97	297.97	6.00	4.8	0.7	5.3	6.3	201	6.3
GA07-246	3070E	1125	302.20	311.36	9.16	7.3	0.3	4.0	6.5	109	1.5
GA07-248	2975E	1130	296.61	314.94	18.33	14.7	0.4	2.4	5.4	103	1.2
GA07-249	3050E	1120	310.58	315.56	4.98	4.0	0.2	5.0	7.8	144	1.3

Drilling has resumed at Domino with one drill testing for along-strike continuation of this mineralization. One drill has been mobilized to the Skidder Property and will begin testing the Skidder massive sulphide prospect this week. One drill is scheduled to mobilize to begin testing the TouchDown target shortly (See NR May 31, 2007).

Messina is drilling zinc-lead-copper-silver-gold enriched massive sulphides at and adjacent to the Boomerang massive sulphide mineral resource, within the Company's Tulks South Property located in central Newfoundland, Canada. The Tulks South Property represents a portion of the 327 square kilometer area of Messina's central Newfoundland mineral land holdings. The region is historically known as prospective for zinc-rich deposits and home to the formerly producing world-class base metal deposits at Buchans and currently home to a producing zinc-copper mine at Duck Pond.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates and standards for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

The Company also announces that, subject to regulatory approval, it has granted 75,000 incentive stock options to certain employees, officers, directors and/or consultants at a price of $1.59 per share, exercisable for a period of two years.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

June 13, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on June 13, 2007 through the facilities of Filing Services Canada via full disclosure network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 13th day of June, 2007

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

June 13, 2007

Messina Minerals ("MMI") Agrees to Acquire Victoria River Property from Altius Resources Inc.

Messina Minerals Inc. has agreed to acquire the Victoria River zinc-copper massive sulphide property located in central Newfoundland, Canada from Altius Resources Inc. ("Altius") of St. John's, Newfoundland. Altius' Victoria River Property is comprised of two licences encompassing 59 claims totaling 1,475 hectares in area and is adjacent to Messina's wholly owned Victoria Mine Property comprised of 900 hectares acquired by staking.

The Victoria River Property is located 35 km northeast of Messina's Tulks South Property in central Newfoundland which hosts the Boomerang zinc-lead-copper-silver-gold deposit currently the subject of an NI43-101 compliant resource estimation by Snowden Mining Industry Consultants Inc. The Victoria River Property is located 1 kilometer east of the Bobby's Pond zinc-copper massive sulphide deposit with a NI43-101 compliant mineral resource estimate hosting an indicated resource of 840,000 tonnes grading 6.30% Zn, 0.93% Cu, 0.53 Pb%, 20 g/t Ag and minor 0.25 g/t Au; and an inferred resource of 480,000 tonnes of 6.36% Zn, 1.07% Cu, 0.38 Pb%, 15 g/t Ag and 0.18 g/t Au (Scott Wilson RPA, January 2007 for Mountain Lake Resources Inc.). The Victoria River Property is also located 18 kilometers southeast of and has similar geologic characteristics to the world class Buchans deposits where ASARCO and Abitibi Price mined a total of 16.2 million tonnes grading 14.5% zinc, 7.6% lead, 1.3% copper, 126 g/t silver and 1.4 g/t gold.

The Victoria River Property hosts a mineralized debris flow unit which contains base metal enriched massive sulphide clasts which assay 20.1% zinc, 12.1% lead, 0.6% copper, 67 g/t silver and 0.3 g/t gold. Debris flow units of this type are a favourable indication of nearby massive sulphide deposits including several of the Buchans orebodies. Altius has spent a total of approximately $550,000 on the property to date. Including Messina's wholly owned claims, the property covers a 10 kilometer strike length between Bobby's Pond and the Victoria River debris flow outcrop. Several gravity and electromagnetic geophysical anomalies, and soil geochemical anomalies, remain untested in the

vicinity of Bobby's Pond and in the vicinity of the mineralized debris flow. Messina plans an initial drill test of several of these anomalies following data compilation and ground prospecting and mapping.

To acquire the Victoria River Property, Messina must issue 250,000 common shares to Altius. A 3% net smelter return royalty is payable to Altius or pre-existing rights holders; 1.25% of the 3% can be purchased by Messina at any time by paying a total of $1.25 million. The acquisition agreement is subject to regulatory approval.

About Messina

Messina is drilling zinc-lead-copper-silver-gold enriched massive sulphides adjacent to the Boomerang massive sulphide mineral resource, within the Company's Tulks South Property located in central Newfoundland, Canada. The Tulks South Property represents a portion of the now 342 square kilometer area of Messina's central Newfoundland mineral land holdings. The region is historically known as prospective for zinc-rich massive sulphide deposits and home to the formerly producing world-class base metal deposits at Buchans and currently home to a producing zinc-copper mine at Duck Pond.

Kerry Sparkes, P.Geo., Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: **MMI**

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

June 12, 2007

Messina Minerals ("MMI") Infill Intersects Boomerang: 4.25 meters of 9.1% Zinc, 8.2% Lead, 0.8% Copper, 265 g/t Silver, 6.1 g/t Gold

Messina Minerals Inc. has completed eight new infill holes at the Boomerang zinc-lead-copper-gold-silver massive sulphide deposit that continue to indicate excellent continuity of thickness and base metal enrichment. This phase of drilling at Boomerang is complete. Assays and geotechnical data has been submitted to Snowden Mining Industry Consultants Inc. ("Snowden") for inclusion in a mineral resource estimate anticipated to be available later in June 2007.

Results from the eight holes meet or exceed expectations for the sub-areas targeted within Boomerang. GA07-239 and GA07-245 intersected extended intervals of base metal enriched massive sulphides with subzones of high precious metals (6.1 g/t gold, 265 g/t silver over 4.25 meters, and 6.3 g/t gold with 201 g/t silver over 6.0 meters respectively) indicating continuity of precious metal enrichment of this subzone of Boomerang.

One hole of note, GA07-248, intersected 18.33 meters of base metal enriched massive sulphides on section 2975E. This hole extends the thicker portion of Boomerang west 25 meters and connects with two holes on section 2950E, GA05-90 and GA05-94, which reported thinner zones (6.35 meters and 5.72 meters respectively) of lower grade mineralization (NR December 20, 2005).

Assay results for the eight Boomerang holes are tabulated below.

Hole ID	Section	Elevation (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA07-239	3175E	1135	297.44	313.05	15.61	12.5	0.3	2.5	3.2	84	2.1
including			306.80	311.05	4.25	3.4	0.8	8.2	9.5	265	6.1
GA07-241	3340E	1215	233.31	238.31	5.00	4.0	0.7	3.7	10.2	82	0.5
GA07-242	3070E	1100	310.80	315.61	4.81	3.9	0.07	1.1	2.3	22	0.3
GA07-243	3340E	1235	222.84	224.34	1.50	1.2	0.7	4.3	6.4	243	1.4
GA07-245	3170E	1145	282.83	308.94	26.11	20.9	0.5	3.0	8.0	116	2.5
including			291.97	297.97	6.00	4.8	0.7	5.3	6.3	201	6.3
GA07-246	3070E	1125	302.20	311.36	9.16	7.3	0.3	4.0	6.5	109	1.5
GA07-248	2975E	1130	296.61	314.94	18.33	14.7	0.4	2.4	5.4	103	1.2
GA07-249	3050E	1120	310.58	315.56	4.98	4.0	0.2	5.0	7.8	144	1.3

Drilling has resumed at Domino with one drill testing for along-strike continuation of this mineralization. One drill has been mobilized to the Skidder Property and will begin testing the Skidder massive sulphide prospect this week. One drill is scheduled to mobilize to begin testing the TouchDown target shortly (See NR May 31, 2007).

Messina is drilling zinc-lead-copper-silver-gold enriched massive sulphides at and adjacent to the Boomerang massive sulphide mineral resource, within the Company's Tulks South Property located in central Newfoundland, Canada. The Tulks South Property represents a portion of the 327 square kilometer area of Messina's central Newfoundland mineral land holdings. The region is historically known as prospective for zinc-rich deposits and home to the formerly producing world-class base metal deposits at Buchans and currently home to a producing zinc-copper mine at Duck Pond.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates and standards for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

The Company also announces that, subject to regulatory approval, it has granted 75,000

incentive stock options to certain employees, officers, directors and/or consultants at a price of $1.59 per share, exercisable for a period of two years.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

END